May 7, 2018

Re:      OBITX, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed March 23, 2018

File No. 333-222978

To Whom It May Concern:

We have reviewed your letter and our responses are listed below along with the filing of Amendment #2 to Registration Statement on Form S-1.

General

1.                 Your revised disclosure in response to prior comment 15 states that your services to the digital asset industry “included marketing and advertising, corporate structuring, and business processes.” We note mCig’s press releases, dated January 17, 2018, and January 24, 2018, reporting that the consulting arm of OBITX, ICOmethod LLC, assists customers with their initial coin offerings.  Please expand your disclosure to include a materially complete discussion of the services that you provide, including through ICOmethod and to your principal customer, Render Payment, LLC.

ICOmethod is not owned or controlled by OBITX.  OBITX utilizes ICOmethod as its “consulting arm” for services that are not typically provided by OBITX.  OBITX is a marketing and technology-based business solution.  This is the cornerstone and crux of what OBITX does.  When OBITX is talking with a candidate for an ICO it turns over discussions in reference to the ICO opportunity to ICOmethod.  Two of the principles in ICOmethod are Alex Mardikian and Paul Rosenberg.  ICOmethod provided no services to Render Payment, LLC.  Render Payment utilized our services for marketing and advertising through our proprietary services.  OBITX had conversations with Render Payment, LLC about corporate structure and merchant services (business processes) that are plaguing the cannabis markets.  We have modified our disclosure and the structure/relationship with ICOmethod, LLC to read as follows:

Added to Related Party Transactions:

ICOMethod, LLC

ICOMethod, LLC is owned by Alex Mardikian, Paul Rosenberg, and Michael Hawkins.  Michael Hawkins serves as the managing member.   ICOMethod provides consulting services to potential candidates introduced by us.  ICOMethod pays OBITX 25% of its revenue generated for additional services it provides to our clients we introduce.  ICOMethod is currently working with three clients in which compensation will be provided to us.  The final terms negotiated between the clients and ICOMethod have not yet been finalized, as such, the compensation paid to us has yet to be determined.

Added to Management’s discussion and Analysis of Financial condition and Results of Operation:

Three Months Ended October 31, 2017

Revenue

Our revenue from operations for the three months ended October 31, 2017, was $1,266,150.  The revenue represents $1,250,000 for services provided in the marketing and consulting in the Digital Asset industry predominantly from our customer Render Payment, LLC.  Services provided to Render Payment included marketing and advertising, corporate structuring, and business processes.  (See Business Strategy Section for list of services we provide) Payment for services is still outstanding, and within the terms as agreed upon, at the time of this filing.  We have received no cryptocurrencies as payment for services at this time. $16,150 in fees was generated from MCIG, the Company’s majority owner.  This amount was eliminated in the consolidation of MCIG’s financial statements.

Added to Business Strategy Section:

OBITX Inc. is an advertising company marketing products and services using digital technologies across the internet, mobile devices, display advertisements, and other digital mediums.  As a technology driven company, we provide Software as a Service (SaaS) development, deployment, and day-to-day operations.  In addition, we provide website designs, copywriting, copyediting, social networking, influencing and campaign management.  OBITX has developed proprietary software and web presence for the promotion and development of its business strategy.

2.                 Your disclosure indicates that Render Payment, LLC owes you payment for the $1,250,000 in services that were rendered to the digital asset industry during the three months ended October 31, 2017.  We note that, according to a published white paper and other third-party reports, Render Payment issued its RPM ERC20 tokens to service providers and investors pursuant to an initial coin offering. While we note your response to prior comment 15 that you have not yet received any cryptocurrencies as payment for services, please disclose whether you intend to receive payment from Render Payment in the form of such tokens or other digital assets.

It is our inevitable intent to accept receipt of tokens/cryptocurrencies for payment from services provided.  We have not yet made the determination of whether we will accept Render Payment tokens as payment for the services we provided.  As such, we have added under the Related Party Transactions section our disclosure to read as follows:

Render Payment, LLC

On September 13, 2017, the company entered into an agreement to provide social media and other advertising services to Render Payment, LLC.  The contract calls for the payment of $1,250,000 for services rendered with payment due within 90 days. Subsequently the parties agreed to extend the payment requirement an additional 90 days in order to evaluate the RPM token.  Since the RPM commenced selling on HitBTC the price has fluctuated between $0.03 to $0.23.  It is our desire to accept the RPM token as payment for services provided; however, until such time that management has determined the risk we will continue to monitor its progress without accepting payment.  Should the additional 90 day period expire we may elect to enter into a long term promissory note as we continue to evaluate the Render Payment business model and RPM token.  There can be no assurances should Render issue the RPM tokens that we will receive the total amount due.  Michael Hawkins, the former Chief Financial Officer, is a non-controlling member with greater than 10% ownership in Render Payment, LLC.

3.                 In response to prior comment 18, you advise that you do not intend to mine for digital assets or cryptocurrencies at this time.  We note, however, that mCig’s January 17, 2018 press release reports that your latest ventures “include crypto mining projects” and that you have “secured a location and [have been] buying hardware to start projects immediately, based on current tests and data.” Please revise or advise.

We affirm our prior comment that at this time we do not intend to mine for digital assets or cryptocurrencies.  We are continuing to monitor the SEC position on this matter and looking at international opportunities in which mining may be an option.  Based upon our current analysis, we have determined that mining is the least attractive business opportunity for us, and as such we are still considering if that’s a role we intend to participate in the future.  The PR released on January 17, 2018 was correct at the time, it is not our position today. The hardware equipment is currently being utilized for other services and may be reclassified at a later date should guidance from the SEC and other opportunities avail themselves to warrant digital mining.  As such we have made no further disclosure in the Amended Registration Statement.

4.                 On page ii-1, you disclose that you have not sold any securities that were not registered under the Securities Act.  We note, however, your disclosure in Note 10 to the financial statements on page F-14 indicates that you have issued unregistered securities since inception.  Please disclose the information required by Item 701 of Regulation S-K, including the exemption from registration that was claimed.

The following has been added to the amended Registration Statement to include the following information concerning the sale of unregistered securities:

On March 31, 2017 MCIG purchased 10,000 shares of our stock for $1.  This was the initial founder’s distribution and represented 100% ownership of the company at the time.

On November 1, 2017 we sold 950,000 shares of our stock for $95 to management and other key personnel.  Each share was sold at par value $0.0001.  The following table shows the sale of shares:

Name	Amount	Price
Alex Mardikian	50,000	5.00
Brandy Craig	50,000	5.00
Carl G. Hawkins	50,000	5.00
Andrus Nomm	50,000	5.00
Epic Industry Corp (1)	250,000	25.00
FinTech Labs, LLC (2)	500,000	50.00

(1)    Epic Industry Corp is owned 100% by Michael Hawkins.

(2)    FinTech Labs, LLC is owned 100% by Paul Rosenberg.

On November 1, 2017 we sold 2,500,000 shares of our common stock for $250,000.  Each share was sold at $0.10 per share.  The shares were sold under a Private Placement Memorandum to friends and family accredited investors.  The following table shows the sale of shares:

Name	Amount	Price
APO Holdings, LLC (1)	1,500,000	150,000.00
Paul Rosenberg	1,000,000	100,000.00

(1)      APO Holdings, LLC is owned 100% by Michael Pollastro.

On November 1, 2017 we sold 500,000 shares of common stock for $276,650 to MCIG.  Each share was sold at $0.5533 per share.  The shares were sold as part of the acquisition of the software acquired from MCIG.   In addition to the common shares we sold 100,000 shares of Series A Preferred stock of the company for $2,766,635 to MCIG at $27.6664 per share.

On January 1, 2018 we sold 1,500,000 shares of our common stock for $150,000 to Paul Rosenberg.  Each share was sold at $0.10 per share.  The shares were sold under a Private Placement Memorandum to friends and family accredited investors.

All sales of unregistered securities were sold under exemption from registration under Regulation D, Rule 506(c).

5.                 We note your response to prior comment 10. We identified two remaining references to a date of inception other than March 30, one on page 12 (April 3) and one on page F-6 (March 13).  Please revise accordingly.

The registration statement has been updated to correct the errors.

Cover Page

6.                 In response to prior comment 3, you revised your disclosure to indicate that the selling shareholders will sell their shares in a range of $0.55 - $1.00 until your common stock has been accepted for quotation on the OTCBB, OTCQX, or OTCQB. We note, however, that your common stock has not yet been accepted for quotation on any of these markets, as you state on page 3 that an application will be filed “within 90 days of the distribution.” Please disclose the fixed price at which selling shareholders are offering their securities pursuant to Item 501(b)(3) of Regulation S-K.  We note that you may provide a price range in a prospectus supplement or post-effective amendment once your common stock has been accepted for quotation on one of these markets and that selling shareholders may sell at prevailing market prices or privately negotiated prices once quotation of your common stock begins.

The fixed price the shareholders may sale their shares prior to the listing on an exchanges is $0.55.  We have updated our disclosure to read as follows:

The selling shareholders may sell their shares prior to the Company obtaining approval to trade its stock on the OTC Bulletin Board or one of its premium marketplaces of OTC Links ATS (i.e., OTCQX or OTCQB) at the price of $0.55.  Upon listing the stock on a public marketplace the selling shareholders will sell their stock at prevailing market prices or privately negotiated prices.

Business, page 39

7.                 We note that you generated substantially all your revenue from one customer for the period ended October 31, 2017, and that related party transactions represented all your revenue during such period.  Please disclose this information here and address the inherent risk posed by such dependence in a risk factor. Refer to Item 101(h)(4)(vi) of Regulation S-K.  File your contract with Render Payment as an exhibit to the registration statement.  Refer to Item 601(b)(10) of Regulation S-K.

We have replaced the business section on page 39 titled “Blockchain Technology and Digital Asset consulting and Marketing Services” of the Registration Statement to read as follows:

We are also focused on Digital Assets and Blockchain technologies. Subject to obtaining additional financing, we plan to continue to evaluate the consulting services and skills we have to offer to clients who wish to explore opportunities through the use of blockchain technologies. Substantially all our revenue since inception was generated from one customer (see Related Party Transactions).  While the company seeks to expand its opportunities in this market, there can be no assurance we will be successful.  With one major customer representing 99% of the current business, the company is at risk should this customer’s business fail.

We have added the following risk factor:

We currently rely on a single customer, a related party, for 99% of our revenue and should the customer’s business fail we may lose the majority of our revenue stream.

To date, 99% of our revenue has been generated from one client in the cryptocurrency market. Should this client’s business fail our business will be severely jeopardized. We seek to mitigate this risk by adding new customers and expanding our revenue sources.There can be no assurances we will be able to do so.

We have attached the contract to the amended registration statement.

 Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Operations

Operating Results, page 46

8.                 We note your response to prior comment 24.  In your narrative discussion of Operating Expenses for the three-month period ended October 31 here and of Gross Profit and Operating Expenses for the nine-month period ended October 31 on page 48, it appears you did not adjust the total amounts, and related percentage to total revenue, to appropriately adjust for depreciation and amortization expenses.  Please revise accordingly.

We have incorporated the changes and the section now reads as follows:

Three Months Ended October 31, 2017

Operating Expenses

Our operating expenses for the three months ended October 31, 2017, was $35,001 consisting of $10,176 of selling, general and administrative expenses, $3,825 of payroll, and consulting expense of $21,000. Our general and administrative expenses consist of bank charges, telephone expenses, meals and entertainments, computer and internet expenses, postage and delivery, office supplies and other expenses.

Net Income

Our net income for the three months ended October 31, 2017, was $968,611.

Period Ended October 31, 2017

Operating Expenses

Our operating expenses for the period ended October 31, 2017, was $103,672 consisting of $20,374 of selling, general and administrative expenses, $41,298 of payroll, and consulting expense of $42,000. Our general and administrative expenses consist of bank charges, telephone expenses, meals and entertainments, computer and internet expenses, postage and delivery, office supplies and other expenses.

Liquidity and Capital Resources, page 48

9.                   Please disclose the current rate at which you use funds in your operations and state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. To the extent that you have funds to operate for less than one year, disclose the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.  In light of your intention to accept payment for services rendered to the digital assets industry in the form of digital assets or cryptocurrencies, you should address any known trends or uncertainties that are reasonably likely to result in a material change in your liquidity.  In this regard, we note your revised disclosure in response to prior comment 8 that “[t]hese digital assets may be highly volatile and [you] may not be able to convert them into FIAT, thereby restricting the value and use of the digital assets.”  Refer to Item 303(a)(1) of Regulation S-K.

We have modified our liquidity and capital resources to read as follows:

We had cash available of $2,497 as of October 31, 2017.  We currently use approximately $40,000 per month in the operations of our business.  The company has relied upon MCIG to finance the company's operations. The Company will require approximately $480,000 to maintain operations for the next 12-month period.  On January 15, 2018 we increased our revolving credit agreement with MCIG from $500,000 to $1,000,000 giving us access to enough cash to maintain operations for the following year.  We currently have no intention to rely on cryptocurrency payments, due to their high volatility and potential inability to convert into FIAT, for support of our operations for the next 12-month period.

Management, page 49

10.               We note that based on the website of KrypNetwork, Mr. Mardikian appears to be serving as the Chief Marketing Officer of such company.  Please disclose this in the filing and indicate in an appropriate place in the filing the number of hours per week that he devotes to your operations. Please also provide a risk factor that addresses limitations on the time and attention that he is able to devote to the company, any potential conflicts of interest faced by him as a result of such activity, and any procedures for addressing potential conflicts of interest.

Mr. Mardikian ceases to be the CMO for KrypNetwork on May 3, 2018.  Under his agreement with KrypNetwork he committed to spending 30 hours per month providing services for them.  Mr. Mardikian is devoted to spending 40 hours per week of work with OBITX.  We have, however, addressed his role outside the company, their potential conflicts, and our conflicts resolution process.  We have added a risk factor as well.  These inserts read as follows:

Added Under Management; Biographical Information for Alex Mardikian

Mr. Mardikian is also an owner of ICOMethod, LLC and serves as the Chief Marketing Officer of KrypNetwork.  While Mr. Mardikian is authorized under his consulting agreement with the Company to work with other businesses, he has commited to spend 40 hours per week as the CEO of Obitx.  Moreover, the Company views his external work as benefiting Obitx. There are, however, inherent risks of conflict of interest between other entities for which Mr.Mardikian provides services and these are monitored by the board of directors.  As a condition to the company allowing outside employment opportunities for Mr. Mardikian, all marketing and advertisement work sourced by his other activities must be with Obitx. Each company in which he works understands and authorizes this prior to Mr. Mardikian entering into an agreement.

Added Risk Factor:

All our officers and directors are working under consulting agreements and have/may have external business opportunities and employment that may be in conflict with us.

Currently, all of our officers and directors are engaged by the Company under consulting agreements, which permit these persons to engage in other activities, some of which may conflict with the business of the Company. Any potential conflicts of interest are required to be brought to the Company’s board of director’s attention, with a resolution to the conflict addressed by the board.

Security Ownership of Certain Beneficial Owners and Management, page 51

11.             Your beneficial ownership table generally accounts for the shares of common stock underlying the shares of Series A Preferred Stock held by mCig in calculating the amount and percentage of the outstanding common stock beneficially owned by the other identified shareholders.  Those shares, however, should not be deemed outstanding with respect to any other shareholder.  Please revise, and identify the natural person or entity that has voting or investment power with respect to the shares of common stock held by APO Holdings, LLC. Refer to Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3 of the Securities Exchange Act.  Further, please revise to separately disclose the beneficial ownership of the outstanding shares of Series A Preferred Stock pursuant to Item 403(a) of Regulation S-K.

We have modified our table for Security Ownership of Certain Beneficial Owners and Management to read as follows. We have also included a separate disclosure that reads as follows for the Series A Preferred Stock.

The following table indicates beneficial ownership of OBITX’s common stock, as of February 7, 2018, by:

•     • Each person or entity is known by OBITX to beneficially own more than 5% of the outstanding shares of OBITX’s common stock;

       • Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on 8,460,000 shares of common stock outstanding as of February 7, 2018.

Unless other indicated, the address of each beneficial owner listed below is c/o OBITX, Inc., 4720 Salisbury Road, Jacksonville, Florida 32256.

Title of Class	Name and Address of Beneficial Owner	Shares Owned	Shares Exercisable within 60 days	Amount and nature of beneficial ownership	Percent of Class
Common	APO Holdings, LLC (1)	1,500,000	1,000,000	2,500,000	29.55%
Common	Paul Rosenberg (2)	3,000,000	500,000	3,500,000	41.37%
Common	Epic Industry Corp (3)	250,000	500,000	750,000	8.87%

6

The following table indicates beneficial ownership of OBITX’s Series A Preferred stock, as of February 7, 2018, by:

•      Each person or entity is known by OBITX to beneficially own more than 5% of the outstanding shares of OBITX’s Series A Preferred stock;

•      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Percentage of beneficial ownership is based on 100,000 shares of Series A Preferred stock outstanding as of February 7, 2018.

Unless other indicated, the address of each beneficial owner listed below is c/o OBITX, Inc., 4720 Salisbury Road, Jacksonville, Florida 32256.

Title of Class	Name and Address of Beneficial Owner	Shares Owned	Shares Exercisable within 60 days	Amount and nature of beneficial ownership	Percent of Class
Series A Preferred	MCIG, Inc.	100,000	100,000	100,000	100.00%

The following table indicates security ownership of common stock owned by management as of February 7, 2018, by:

 •      Each executive officer and director of OBITX; and

•      All executive officers and directors of OBITX as a group.

Unless other indicated, the address of each beneficial owner listed below is c/o OBITX, Inc., 4720 Salisbury Road, Jacksonville, Florida 32256.

Title of Class	Name and Address of Beneficial Owner	Shares Owned	Shares Exercisable within 60 days	Amount and nature of beneficial ownership	Percent of Class
Common	Paul Rosenberg	3,000,000	500,000	3,500,000	41.37%
Common	Alex Mardikian	50,000	250,000	300,000	3.55%
Common	Brandy Craig	50,000	250,000	300,000	3.55%
Common	All officers and directors as a group	3,100,000	1,000,000	4,100,000	48.46%

Supplemental Oral Comments

In response to your supplemental oral comments we respond as such:

1.         We have modified our disclosures in the “Glossary” to clarify that the shares underlying the warrants are being registered, in response to the staff’s comments.

2.         We have corrected the percentage ownership, post offering, in the Summary to conform to that disclosed in the beneficial ownership section, which, as the staff notes, is the correct percentage.  We corrected other locations within the document to disclose the proper ownership and voting rights before the effectiveness of this registration statement and after.

3.         On the signature page, we have clarified that Ms. Craig is our Principal Accounting Officer and CFO.

4.         We have added a section regarding “Related Parties” in compliance with Regulation S-K, Section 404 (d).  This does not mirror the footnotes of our audited financial statements but includes all information to date. Our Related Party Transaction insert is as follows:

Related Party Transactions

MCIG

All business conducted by MCIG on behalf of OBITX is considered related party transactions.  On March 30, 2017 MCIG incorporated OBITX and acquired 10,000 shares of OBITX common shares representing 100% ownership at the time.  On March 31, 2017, MCIG entered into a purchase agreement with APO Holdings, LLC to acquire the 420 Cloud Software Network (see Note 7 – Acquisitions).  MCIG acquired the assets and assigned them to OBITX.  The cost of the asset was recorded as an intercompany transfer.  OBITX has utilized the acquired assets of the 420 Cloud Network for its basic operations.  On August 1, 2017, the Company entered into a contract with MCIG for hosting and email services.  In addition, the Company will provide additional marketing services for MCIG and other internet based activities as mutually agreed upon.  Under terms of the agreement, MCIG is to pay $2,000 per month for a period of 12 months.  All additional services not identified are billed at an hourly rate of $150 per hour.

The Company has a Line of Credit Agreement with MCIG, (see Subsequent Events) for up to $500,000 in funding on November 1, 2017.  It was given at a 0% interest rate and is payable upon termination date with the option to convert the agreement into equity at a 15% discount to the then current market rate. Since inception, the Company had various transactions in which MCIG paid expenses on behalf of the Company.  As of October 31, 2017, the Company borrowed $3,463,736 from MCIG. $3,043,285 of which represents the 420 Cloud Software Network that was exchanged for 100,000 shares of Series A Preferred Stock and 500,000 shares of OBITX common stock on November 1, 2017. As of October 31, 2017, the amount outstanding on the Line of Credit with MCIG is $420,451.  On January 15, 2018 MCIG increased the amount of the Line of Credit to $1,000,000 which may be utilized to drawdown in support of operations.

On November 1, 2017, MCIG assigned all rights and obligations to the 420 Cloud Software Network to OBITX in exchange for 100,000 shares of Series A Preferred Stock and 500,000 shares of OBITX common stock.  The cost basis of the Assets at the time of transfer was $3,043,285.  MCIG conducted an independent review and valuation of the Assets in August 2017.  The independent review stated that no impairment was needed and that the assets had a fair market value in excess of the current cost basis.

Render Payment, LLC

On September 13, 2017, the company entered into an agreement to provide social media and other advertising services to Render Payment, LLC.  The contract calls for the payment of $1,250,000 for services rendered with payment due within 90 days. Subsequently the parties agreed to extend the payment requirement an additional 90 days in order to evaluate the RPM token.  Since the RPM commenced selling on HitBTC the price has fluctuated between $0.03 to $0.23.  It is our desire to accept the RPM token as payment for services provided; however, until such time that management has determined the risk we will continue to monitor its progress without accepting payment.  Should the additional 90 day period expire we may elect to enter into a long term promissory note as we continue to evaluate the Render Payment business model and RPM token.  There can be no assurances should Render issue the RPM tokens that we will receive the total amount due.  Michael Hawkins, the former Chief Financial Officer, is a non-controlling member with greater than 10% ownership in Render Payment, LLC.

ICOMethod, LLC

ICOMethod, LLC is owned by Alex Mardikian, Paul Rosenberg, and Michael Hawkins.  Michael Hawkins serves as the managing member.   ICOMethod provides consulting services to potential candidates introduced by us.  ICOMethod pays OBITX 25% of its revenue generated for additional services it provides to our clients we introduce.  ICOMethod is currently working with three clients in which compensation will be provided to us.  The final terms negotiated between the clients and ICOMethod have not yet been finalized, as such, the compensation paid to us has yet to be determined.

Management

On November 1, 2017, (see Subsequent Events) the Company entered into separate consulting agreements with Alex Mardikian and Brandy Craig (“Company Officers”), and a Shareholder's Agreement with Paul Rosenberg (“Company Director”). The Company Officers and Company Director agreements have indeterminate terms and are terminable by the Company at any time upon thirty days' notice. Mr. Mardikian has been the CEO of OBITX since inception and has served as MCIG’s Chief Marketing Officer. Mrs. Craig, a CPA, serves as Interim CFO.

Mrs. Craig is compensated under her agreement at the rate of $3,500 per month and Mr. Mardikian receives $7,000 per month. Mrs. Craig and Mr. Mardikian have the option of converting their compensation into shares of the Company’s common stock at a variable conversion price. In addition, each of Mrs. Craig and Mr. Mardikian received warrants to acquire shares of the common stock. These consulting agreements also contain standard provisions regarding protection of Company confidential information, mutual non-disparagement and mutual non-circumvention with respect to business opportunities which arise from the relationship.

Mr. Rosenberg’s agreement grants to him certain management rights, including the right to sit on the Company’s Board, or to appoint a member to the Company’s Board. The agreement terminates upon the death of Mr. Rosenberg or the dissolution of the Company.

Legal

Carl Hawkins, the son of Michael Hawkins, our former CFO, was hired as corporate counsel for OBITX on November 1, 2017.  Mr. C. Hawkins was appointed as corporate counsel for MCIG on September 23, 2017.   His agreement was for a one-time payment of $5,000 with additional services billed at an hourly rate of $150 per hour.  His agreement calls for a warrant to acquire shares through a vesting schedule. In addition, Mr. C. Hawkins was authorized to acquire certain shares with registration rights.

You may contact Thomas G. Amon, at (212) 810-2430 or Carl Hawkins, at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Alex Mardikian

Chief Executive Officer